Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended
	June 30,
	2016	2015
Earnings
Consolidated income before provision for income taxes	$395	$347
Fixed Charges	170	141
Earnings	$565	$488
Fixed Charges
Interest expense	$169	$140
Interest portion of rental expense (1)	1	1
Total fixed charges	$170	$141
Ratio of earnings to fixed charges	3.32x	3.46x

(1)	One-third of all rental expense is deemed to be interest.